Simpson Thacher & Bartlett LLP

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Direct Dial Number	E-Mail Address
(212) 455-2293	rbekkerus@stblaw.com

November 1, 2019

VIA EDGAR TRANSMISSION

Re:	GFL Environmental Holdings Inc.
Amendment No. 5 to Registration Statement on Form F-1
Filed on July 19, 2019
CIK No. 0001780232

Sergio Chinos

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”).

The Company has revised the Registration Statement to (1) provide the Staff with the following responses to the Staff’s comment letter, dated October 29, 2019 (the “Comment Letter”), regarding Amendment No. 4 to the Registration Statement and (2) otherwise update the Company’s disclosure, including the filing of a revised Exhibit 5.1 to the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in our response correspond to the pages of Amendment No. 5. Unless otherwise defined below, terms defined in Amendment No. 5 and used below shall have the meanings given to them in Amendment No. 5. The response and information described below are based upon information provided to us by the Company.

Form F-1/A Filed October 23, 2019

Capitalization, page 73

1.                                      It does not appear that you have clearly shown in the notes to the capitalization table how each adjusted amount has been computed as your response indicates. For example, it is not clear how you arrived at the as adjusted cash amount, as adjusted debt amount, and as adjusted shareholders’ equity amounts. Please clearly disclose how you have arrived at these amounts, including how pre-capital changes have impacted your as adjusted amounts. We also note that as adjusted debt is approximately $2.1 billion less than actual debt at June 30, 2019. Your use of proceeds disclosures on page 71 indicate that approximately $1 billion of debt will be repaid with proceeds from the offering. It is not clear what is causing the remaining decrease in total as adjusted debt.

In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 74 of Amendment No. 5.

Unaudited Pro Forma Combined Financial Information, page 78

2.                                      Your response indicates that you presented pro forma earnings per share amounts and the computation of the number of basic and diluted weighted average shares used in determining its pro forma earnings per share amounts. It does not appear that this information has been provided as indicated by your response. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and 81 of Amendment No. 5.

3.                                      In regards to pro forma adjustment 19 related to interest and other finance costs, it appears that you may be reflecting material, nonrecurring charges related to the expected debt repayments on your pro forma statement of operations. We remind you that material nonrecurring charges and related tax effects should not be reflected on your pro forma statement of operations. Refer to Rule 11-02(b)(5) of Regulation S-X. In addition, we note that you have not reflected the expected interest expense reduction associated with certain debt amounts as these debt amounts were incurred subsequent to December 31, 2018. In your note, please also quantify the expected interest expense reduction associated with these debt amounts.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 10, 32, 33, 80, 81, 138 and 147 of Amendment No. 5.

Exhibit 5.1, page 1

4.                                      Please have counsel revise the legal opinion to opine, if true, that the 1,038,636 subordinate voting shares being offered by the selling stockholder are legally issued, fully paid, and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1 with Amendment No. 5.

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Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

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